767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

November 3, 2021

VIA EDGAR TRANSMISSION

Jeff Kauten

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Re:	Trebia Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed September 16, 2021

File No. 001-39331

Dear Mr. Kauten:

On behalf of our client, Trebia Acquisition Corp., (“Trebia” or the “Company”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated October 15, 2021. In connection with the proposed domestication of the Company, we have filed a registration statement on Form S-4 on November 3, 2021 (the “Registration Statement”), to combine our Preliminary Proxy Statement on Schedule 14A filed on September 16, 2021 (the “Proxy Statement”) and a prospectus (together, the “Proxy Statement / Prospectus”) registering the shares of common stock issuable in connection with Trebia’s domestication, to accompany this response letter. In addition to addressing the comments raised by the Staff in its Comment Letter, Trebia has also revised the Proxy Statement / Prospectus to update certain other disclosures where appropriate or responsive to the Staff’s comments.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Registration Statement.

Preliminary Proxy Statement / Prospectus

General

1. Comment: We note that Shareholder Proposal No. 1 appears to bundle distinct material matters, namely the business combination transactions pursuant to which System1, LLC and Protected.net Group would become subsidiaries of Trebia. Please provide your analysis as to why you are not required to unbundle this proposal and provide shareholders with separate votes on these business combination transactions. In your analysis, please address Rule 14a-4(a)(3) of Regulation 14A and Question 101.02 to Exchange Act Rule 14a-4(a)(3) Questions and Answers of General Applicability (Unbundling under Rule 14a-4(a)(3) Generally), available on our website.

Securities and Exchange Commission November 3, 2021 Page 2

Response: Trebia respectfully acknowledges the Staff’s comment and notes that (i) the business combination with System1 and Protected includes inextricably intertwined acquisitions of entities that have significant overlapping equity ownership, and (ii) the business combination has been structured in the Business Combination Agreement as a means to achieving the post-business combination structure agreed among the parties. In addition, the closing of the transactions under the Business Combination Agreement and Trebia’s financing commitments in connection therewith are conditioned on the consummation of the complete business combination, including both transactions effectively occurring concurrently. The acquisition of System1 or Protected on a standalone basis would require (i) the restructuring of the proposed business combination as contemplated by the Business Combination Agreement, and (ii) the parties to renegotiate the terms of the Business Combination Agreement and transactions contemplated thereunder, including as to total valuation of the combined businesses.

Furthermore, Trebia respectfully notes that the Staff’s guidance on unbundling under Rule 14a-4(a)(3) is primarily focused on the unbundling of multiple modifications that “substantively affect shareholder rights”, as opposed to the unbundling of individual transactions. Unlike in a business combination where a “domestication merger” to change the jurisdiction of the acquirer is followed by the consummation of a “transaction merger” with the target, in which case each component transaction has its own separate substantive effect on shareholder rights, the acquisition of Protected immediately following the acquisition of System1 will not cause any different or additional changes with respect to shareholder rights of Trebia’s shareholders.

Because System1 and Protected have significant overlapping equity ownership and have always been contemplated by the parties to be combined as part of the same business combination, and because the two transactions do not result in different substantive changes to shareholder rights as between the two component acquisitions, Trebia respectfully believes that the two transactions are “inextricably intertwined” and therefore should not be presented as separate matters for approval by Trebia’s shareholders.

Cover page

2. Comment: Please revise your cover page to briefly discuss the practical effects and implications of the Up-C structure. For example, disclose your voting and economic rights in S1 Holdco.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the cover page of the Registration Statement.

Cautionary Note Regarding Forward-Looking Statements, page 18

3. Comment: We note your reliance upon the safe harbor for forward-looking statement contained in the Private Securities Litigation Reform Act of 1995. Because the application of the safe harbor to your merger is unsettled (due in part to no definitive case law regarding its application), please condition your reliance with qualifying language that the protections of the safe harbor of the Private Securities Litigation Reform Act of 1995 may not be available.

Securities and Exchange Commission November 3, 2021 Page 3

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure on page 18 of the Registration Statement.

Questions and Answers, page 19

4. Comment: Please include a question and answer regarding the interests of the officers, directors, and affiliates in the business combination.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure on page 36 of the Registration Statement.

5. Comment: Please include a question and answer regarding the Up-C structure of the post- combination entity and the tax receivable agreement.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure on page 22 of the Registration Statement.

Summary of the Business Combination Proposal, page 44

6. Comment: Please disclose whether the merger between Protected UK and System1 is a condition precedent to the completion of the business combination. Furthermore, please disclose whether the 80% test would be satisfied absent the acquisition of Protected UK by System1.

Response: Trebia respectfully acknowledges the Staff’s comment and confirms for the Staff that the respective covenants and agreements to be performed by both S1 Holdco and Protected as of or prior to the Closing are conditions to completion of the business combination as a whole. Given the inextricable link between the Protected UK and System1 acquisitions, Trebia has not included any additional disclosure in the Registration Statement regarding whether the 80% test would be satisfied in the hypothetical scenario in which only the acquisition of System1 were consummated. However, Trebia supplementally advises the Staff that it has determined that the value of System1 would be sufficient to satisfy the test on its own.

Tax Receivable Agreement, page 47

7. Comment: Please briefly provide the purpose of organizing the post-combination entity as an Up-C and the tax advantages it provides to investors.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure on page 44 of the Registration Statement.

Securities and Exchange Commission November 3, 2021 Page 4

Summary of Interests of Certain Persons in Connection with Transactions, page 54

8. Comment: Please disclose here and add a risk factor that the sponsor may have been incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Also, clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure on page 54 of the Registration Statement.

Risk Factors

Risks Related to Trebia and the Business Combination, page 99

9. Comment: Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure on page 100 of the Registration Statement.

10. Comment: Please add a risk factor that describes any risks or other impacts on investors related to the exclusive forum provision in the System1 charter documents.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure on page 107 of the Registration Statement.

The New S1 Holdco Operating Agreement, page 136

11. Comment: Please disclose the economic and voting rights of the holders of both S1 Holdco Class A Common Units and S1 Holdco Class B Common Units.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure on page 138 of the Registration Statement.

Shareholder Proposal No. 5 - The Non-Binding Governance Proposals

Proposal 5D - the exclusive forum proposal, page 169

12. Comment: Please balance your disclosure by describing the potential negative impacts of the exclusive forum provision on investors. Also, disclose that there is uncertainty surrounding the enforceability of exclusive forum provisions and that a court may not find this provision enforceable.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure on page 169 of the Registration Statement.

Securities and Exchange Commission November 3, 2021 Page 5

Unaudited Pro Forma Condensed Combined Financial Information, page 181

13. Comment: Please provide a detailed analysis supporting your conclusion that the acquisition method should be employed in this business combination under ASC 805. In this regard, we noted that the Selling Equity Holders will own more than 50% under either the No Redemption or Maximum Redemption scenarios. In the case of Maximum Redemption, the Trebia Shareholders have a zero ownership in the combined company. Tell us your consideration for accounting for this transactions as a reverse recapitalization. Please advise.

Response: Trebia respectfully acknowledges the Staff’s comment and advises the Staff that the Up-C structure following the consummation of the business combination (as illustrated on page 120 of the Registration Statement) will allow the flow-through sellers of S1 Holdco to retain a noncontrolling equity interest in S1 Holdco under both the No Redemptions and Maximum Redemptions scenarios through their ownership of S1 Holdco’s Class B Units. “System1” (as the combined post-closing company) will hold a majority of the outstanding equity in S1 Holdco under both the No Redemptions and Maximum Redemptions scenarios through its ownership of S1 Holdco’s Class A Units. S1 Holdco will remain a limited liability company with System1 appointed as its sole managing member (System1, in such capacity, the “Managing Member”), and Protected UK will become a wholly owned subsidiary of S1 Holdco.

The Company advises the Staff that it has considered the application of ASC 805, Business Combinations, which defines a business combination in part as a transaction or other event in which an acquirer obtains control of one or more businesses. Because the U.S. GAAP Master Glossary indicates that the term “control” has the same meaning as the term “controlling financial interest” set forth in ASC 810-10-15-8, the Company has applied the guidance in ASC 810-10 (Consolidations) to determine which entity has obtained control of S1 Holdco and should therefore be treated as the accounting acquirer.

The Company further advises the Staff that System1, as the Managing Member of S1 Holdco, will have the ability to make the decisions and control the activities that most significantly affect S1 Holdco’s economic performance. The flow-through sellers will not be entitled to participate in any of these decisions and participate in the activities that most significantly affect S1 Holdco’s economic performance.

Trebia further notes for the Staff that the flow-through sellers of S1 Holdco will not have the ability to remove System1 as the Managing Member without cause or to cause S1 Holdco to dissolve or liquidate. S1 Holdco should be evaluated under the variable interest entity (VIE) model rather than the voting interest model (VOE) model as S1 Holdco is the functional equivalent of a limited partnership. Therefore, S1 Holdco assessed under the limited partnership model, which focuses on whether the non-managing members, as a group, can kick-out the managing member, liquidate the entity, or block the managing member from making any key decisions. Based upon these factors, management determined that S1 Holdco is a VIE pursuant to ASC 810-10-15-14(b)(1)(ii) because the flow-through sellers do not have substantive kick-out rights or participating rights, among other factors.

System1 is the primary beneficiary of S1 Holdco pursuant to ASC 810-10-25-38A because they have the power to direct the activities of S1 Holdco that most significantly impact the S1 Holdco’s economic performance as the sole managing member of S1 Holdco and the obligation to absorb losses and the right to receive benefits from the S1 Holdco that could potentially be significant to the S1 Holdco through their Class A units in S1 Holdco. As a result, System1 is the primary beneficiary of S1 Holdco.

Securities and Exchange Commission November 3, 2021 Page 6

ASC 805-10-25-05 states in part, “…However, in a business combination in which a variable interest entity (VIE) is acquired, the primary beneficiary of that entity always is the acquirer. The determination of which party, if any, is the primary beneficiary of a VIE shall be made in accordance with the guidance in the Variable Interest Entities Subsections of Subtopic 810-10, not by applying either the guidance in the General Subsections of that Subtopic, relating to a controlling financial interest, or in paragraphs 805-10-55-11 through 55-15.” As stated above, S1 Holdco is a VIE and Trebia is the primary beneficiary of S1 Holdco. Therefore, Trebia is the accounting acquirer of S1 Holdco pursuant to ASC 805-10-25-05 and the transaction should not be accounted for as a reverse recapitalization.

The Company further advises the Staff that management of the Companies evaluated whether the business combination transaction is considered as between entities (S1 Holdco and Trebia) under common control, which would preclude application of ASC 805 guidance, and determined that, (i) no individual, enterprise, or related party shareholders held controlling interest in each of S1 Holdco, Protected UK, and Trebia prior to the business combination; (ii) no individual, enterprise, or related party shareholders will hold a controlling interest in System1 following the business combination transaction; and (iii) the common control consideration for immediate family members is not applicable. As a result, the Company notes that management of the Companies concluded that the business combination transaction is not between entities under common control and should be accounted for as a business combination transaction in accordance with ASC 805. The Company further notes that the flow-through sellers have no economic or voting interests in Trebia (or System1, as the combined post-closing company) until immediately after the consummation of the business combination transaction.

14. Comment: Please confirm that the noncontrolling interest does not contain a cash redemption feature. Disclose the terms of this interest in pro forma adjustment 3(j). Tell us the settlement alternative for the common units. Tell us how you considered that the Selling Equity Holders have control over the post-merger company in evaluating whether this interest should be classified as temporary equity. We refer you to ASC 480-10-S99-3A.

Response: Trebia respectfully advises the Staff that, as the Managing Member of S1 Holdco, System1 (as the combined post-closing company) has the option to settle any redemption with shares of System1 Class A Common Stock, and confirms that the flow-through sellers do not have the ability to force a cash redemption. The flow-through sellers have the right to cause the Company to redeem their Class B Units in S1 Holdco and the related non-economic, voting Class C Common Stock of System1 by providing a written notice to S1 Holdco and System1, as the Managing Member. System1, as the Managing Member, may elect, in its sole discretion, to either (i) settle the redemption in Class A Common Stock of System1 based on a one-to-one exchange rate or (ii) settle the redemption in cash. If an election is not made within 3 days of S1 Holdco and System1 receiving the redemption notice then the share settlement option will be assumed.

Securities and Exchange Commission November 3, 2021 Page 7

Additionally, in the event that a share settlement is elected by System1 and it is unable to deliver the registered shares of Class A Common Stock of System1 to the redeeming flow-through seller, such flow-through seller can revoke or delay such redemption. However, there are no circumstances in which the Company will be required to settle a redemption in cash based on the occurrence of contingent events, nor does any flow-through seller have the ability to require the Company to settle any such redemptions in cash.

The Company’s election to settle any redemption in shares Class A Common Stock of System1 does not require any further or additional approval of the System1 board. Additionally, the noncontrolling interest holders are not able to appoint a majority of the members of the System1 board of directors and, as a result, do not control the Managing Member or System1’s choice between a cash redemption or a share settlement.

As a result of the foregoing, Trebia respectfully believes that ASC 480-10-S99-3A permits the Company to present the flow-through seller in permanent equity.

Further, in response to the Staff’s comment, the Company has revised the disclosure regarding the terms of the flow-through seller in pro forma adjustment 3(j) to include the terms and considerations discussed above.

15. Comment: Please supplement your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including interim redemption levels in your sensitivity analysis.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure on page 183 of the Registration Statement.

Operating Metrics and Non-GAAP Financial Measures, page 201

16. Comment: We note your Non-GAAP measure, Adjusted Revenue, includes the reconciling item, Acquisition related adjustments, that represents revenue of your acquisitions for the periods prior to the acquisition being completed. In addition, we note that you include a revenue adjustment for terminated product lines. Tell us how you considered that these adjustments result in a tailored revenue recognition and measurement methods. We refer you to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Similar concerns apply to the Acquisition related adjustments included in Adjusted O&O Revenue and Adjusted EBITDA.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure on page 201 of the Registration Statement to remove Adjusted Revenue and Adjusted O&O Revenue. In response to the Staff’s comment, the Company additionally revised pages 202 and 203 of the Registration Statement to exclude the acquisition related adjustments from Adjusted EBITDA and present the acquisition related adjustments separately below as Pro forma adjusted EBITDA and has expanded the disclosure to clarify that Pro forma adjusted EBITDA was not determined in accordance with Article 11 of Regulation S-X.

In addition, Trebia supplementally advises the Staff that the Revenue per Session operating metric was recalculated to reflect GAAP revenue per session.

Securities and Exchange Commission November 3, 2021 Page 8

17. Comment: We note you include the line item, Non-recurring costs, in your reconciling items for Adjusted EBITDA on page 202. Further, these costs appear in each period presented. Refer to Question 102.03 of the Compliance and Disclosure Interpretations on Non- GAAP Financial Measures. Tell us the nature of the items classified as Non-recurring and provide support for the adjustment to your measure. Please revise the caption of this line item to describe its nature or present the adjustments in a separate table that agrees to this line item.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 202 and 203 of the Registration Statement.

18. Comment: Please revise to address any known underlying material trends related to the metrics disclosed in this section.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 201, 202 and 204 of the Registration Statement.

Information about the Companies’ Business

Our Business, page 237

19. Comment: Please disclose the basis for your statement that System1 operates a leading omnichannel customer acquisition platform. Clarify the criteria on which you based this statement, such as revenue or number of customers or market share.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 237, 245 F-81 of the Registration Statement.

System1 Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Results of Operations, page 245

20. Comment: Expand your discussion of results of operations to include a discussion by segment of revenue and profitability. Refer to Financial Reporting Codification 501.06.a.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure on page 248 of the Registration Statement.

Securities and Exchange Commission November 3, 2021 Page 9

Comparison of the Years Ended December 31, 2020, 2019, and 2018

Revenue, page 251

21. Comment: Your disclosure indicates that the increase in revenue in 2020 was “a result of increased consumer traffic driven by increased marketing spend.” Please quantify the increase in consumer traffic period over period. Similar concerns apply to your revenue disclosures for 2019 and interim disclosure on page 253. Refer to Section III.B of SEC Release No. 33-8350.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure on page 251 of the Registration Statement.

22. Comment: We note that you “own and operate over 40 websites, including leading search engines like info.com and Startpage.com, and publishing digital media sites and utilities such as HowStuffWorks, Mapquest and ActiveBeat”. Tell us your consideration for disclosing the websites that contribute a significant majority of your revenue. This disclosure should further discuss changes in volume and pricing. We refer you to Item 303(b)(2)(iii) of Regulation S-K.

Response: Trebia respectfully acknowledges the Staff’s comment and respectfully advises the Staff that S1 Holdco’s key driver of user sessions and revenue is not any individual website, but rather S1 Holdco’s responsive acquisition marketing platform (“RAMP”). This platform is responsible for deploying advertising spend to acquire customers and programmatically direct those customers to the most responsive and contextually relevant of S1 Holdco’s over forty owned and operated websites. Further, Trebia respectfully advises the Staff that while S1 Holdco invests in each of its owned and operated websites to provide a quality experience to its users, the specific domain names themselves are not a key driver of the user value proposition or to the ultimate monetization of the customer session. Accordingly, the Company respectfully believes that providing the RAMP-driven consolidated statistics presented in the Registration Statement, including advertising spend, cost per session, number of sessions, and revenue per session, is more useful information for investors than would the statistics related to any individual websites.

Cost of Revenue, page 252

23. Comment: We note you disclose that the increase in user acquisition costs in 2020 was $48,225. We further note your revenue in 2020 increased $37,636 as a result of increased consumer traffic. As such, it appears that your user acquisition costs exceeded revenue growth. If true, disclose why your user acquisition costs were greater than the received revenue.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure on page 252 of the Registration Statement.

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 257

24. Comment: We note that your discussion of cash flows from operating activities is limited in nature. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to Section IV.B.1 of SEC Release 33-8350.

Securities and Exchange Commission November 3, 2021 Page 10

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 257 to 259 of the Registration Statement.

Cost of Revenues, page 264

25. Comment: We note cost of revenues is greater than revenues in the years presented. Expand your disclosure to explain why cost of revenue is greater than revenue and if you expect this trend to continue. Refer to Section III.B of SEC Release No. 33-8350.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure on page 267 of the Registration Statement.

Protected Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Years Ended December 31, 2020 and 2019

Revenue, page 267

26. Comment: We note your revenue increased 71% in 2020 over 2019. Please expand your disclosure to quantify the amount of this increase that is related to new customers compared to that related to subscription renewals. Further, provide disclosure to discuss the increase in your antivirus software revenue compared to the increase in your add-on service revenue. Refer to Section III.B of SEC Release No. 33-8350.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure on page 267 of the Registration Statement.

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 271

27. Comment: We note that your discussion of cash flows from operating activities is limited in nature. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to Section IV.B.1 of SEC Release 33-8350.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 271 and 272 of the Registration Statement.

Securities and Exchange Commission November 3, 2021 Page 11

Description of System1 Securities

Anti-Dilution Adjustments, page 302

28. Comment: We understand the sponsor will receive additional securities pursuant to an anti-dilution adjustment based on the company’s additional financing activities. Please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure on page 302 of the Registration Statement to clarify that the anti-dilution adjustments referenced therein apply equally to the System1 Warrants (which are public warrants) and the System1 Private Placement Warrants. Trebia further advises the Staff that the Sponsor is not entitled to any anti-dilution adjustments beyond those to which Trebia’s public warrant holders will be entitled, as summarized in the revised disclosure referenced in the preceding sentence.

Index to Consolidated Financial Statements, page F-2

29. Comment: As a reminder, please provide historical 2021 interim financial statements for Protected.Net in your next filing. We refer you Item 8 of Form 20-F.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure to include the unaudited interim condensed consolidated financial statements of Protected.net for the six-month periods ended June 30, 2021 and 2020, respectively, beginning on page F-114 of the Registration Statement.

Note 1. Organization and Description of Business, page F-81

30. Comment: Your disclosure identifies countries other than the United States that you have operations. Disclose the amount of revenue as well as long-lived assets that are attributed to the United States as well as those countries that represent greater than 10%. Refer to ASC 280-10-50-41.

Response: Trebia respectfully acknowledges the Staff’s comment and advises the Staff that there are no countries other than the United States to which greater than 10% of total revenue or total long-lived assets is attributable. The Company respectfully advises the Staff that revenue attributable to the United States represents 98% and 97% of total revenue for the years ended December 31, 2020 and 2019, respectively, and long-lived assets attributable to the United States represent 87% and 86% of total long-lived assets as of December 31, 2020 and 2019, respectively. As a result of the foregoing, the Company respectfully believes that ASC 280-10-50-41 does not require any further changes to the disclosure set forth in the Registration Statement.

Securities and Exchange Commission November 3, 2021 Page 12

S1 Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements, page F-81

31. Comment: We note you include a reconciling item for your terminated Social Publishing product line in your Non-GAAP measure, Adjusted Revenue. It appears that this product line represented 19% and 10% of your total revenue in the years 2018 and 2019, respectively. Please provide footnote disclosure to address how you terminated this product line. Please tell us how you determined that these terminated product lines do not qualify for discontinued operations presentation. We refer you to ASC 205-20. In addition, given the significant impact in the years 2018 and 2019, please explain why this termination of the product line is not identified as a factor in the change in your revenue on page 250.

Response: Trebia respectfully acknowledges the Staff’s comment and advises the Staff that it has considered the provisions of ASC 205-20, Discontinued Operations in concluding that the terminated Social Publishing product line does not qualify as discontinued operations.

In 2020, S1 Holdco ceased customer acquisition activities related to its Social Publishing product line by no longer paying to acquire traffic for monetization via its Social Publishing product. While certain Social Publishing content remains on S1 Holdco’s websites, S1 Holdco does not pay to promote or acquire users to this content.

Pursuant to ASC 205-20-45-1B, the operations related to a disposal of Social Publishing product line are reported in discontinued operations in the statement of operations if all of the following criteria are met:

•	The disposed assets (and liabilities) together represent a component of an entity (or a group of components of an entity).

•	The component (or group of components) (1) meets the criteria to be classified as held for sale, (2) has been sold, or (3) has been disposed of other than by sale.

•	The disposal of the component “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results”.

In regard to the first criteria, the cash flows of the Social Publishing product line are dependent on the cashflows of assets that support other product lines, such as tradenames, technology, internal use-software, etc. As a result, the Social Publishing product line does not represent an asset group, a reporting unit, an operating segment, or reportable segment and therefore does not meet the U.S. GAAP Master Glossary definition of a component. As a result, the first criteria is not met.

Additionally, in regard to the second criteria, (1) the disposal of the Social Publishing product line by sale is not planned nor is a sale probable to occur within one year the following the most recent balance sheet date and the Social Publishing product line is not required to be presented as held for sale pursuant ASC 205-20-45-1E, (2) S1 Holdco has not disposed of the Social Publishing product line, and (3) the Social Publishing product line has not been disposed of other than by sale or abandoned, but is still live and receiving some limited organic customer traffic on S1 Holdco owned and operated websites. As a result, the second criteria is not met.

Because all of the criteria described above are not met, the Company determined that S1 Holdco is not required to present the Social Publishing product line as discontinued operations pursuant to ASC 205-20-45-1B.

In response to the Staff’s comment, the Company has identified the termination of the Social Publishing product line as a factor for the change in revenue and added disclosure on page 251 of the Registration Statement.

Securities and Exchange Commission November 3, 2021 Page 13

In response to the Staff’s comment, the Company has added disclosure clarifying that S1 Holdco ceased customer acquisition activities related to its Social Publishing product line by no longer paying to acquired traffic for monetization via its Social Publishing product on pages 203 and 251 of the Registration Statement.

32. Comment: Your disclosure on page 276 indicates that you maintain a 401(k) retirement savings plan for your employees. Disclose this and the amounts contributed by the Company to this plan by the Company for each period presented. Refer to ASC 715-70-50-1.

Response: Trebia respectfully acknowledges the Staff’s comment and advises the Staff that the amounts contributed by S1 Holdco were immaterial and no further disclosure is therefore required under ASC 715-70-50-1. The Company supplementally advises the Staff that such contributions were $0.9 million for 2020, $0.8 million for 2019 and $0.7 million for 2018.

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-82

33. Comment: Your revenue recognition policy included in the notes to your interim financial statements on page F-61 consists only of a general statement related to contracts with multiple performance obligations. However, your revenue recognition policy here does not address multiple performance obligations. Please revise to provide a consistent revenue recognition policy between your financial statements.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the revenue recognition policy included in the footnotes to the interim financial statements of S1 Holdco on page F-61 of the Registration Statement in order to provide a consistent revenue recognition policy between financial statements.

34. Comment: Your policy currently states that you recognize revenue upon delivering traffic to your advertising partners. Please expand your disclosure to clarify your basis of delivering traffic, i.e., cost-per-click basis and/or cost-per-thousand impression basis.

Response: Trebia respectfully acknowledges the Staff’s comment and has expanded the disclosure on page F-61 of the Registration Statement to clarify S1 Holdco’s basis of delivering traffic on either a cost-per-click or cost-per-thousand impression basis.

Securities and Exchange Commission November 3, 2021 Page 14

35. Comment: Expand your disclosure to identify any additional factors that you considered in order to recognize revenue on a gross basis in the respective transaction. Please identify the Advertising Partners and explain how the gross amount is determined. Indicate if this amount is net of the Advertising Partners share or fee. Explain how you are subject to risk of loss.

Response: Trebia respectfully acknowledges the Staff’s comment and has expanded the disclosure on page F-61 of the Registration Statement to (i) clarify that in the described transactions, the Company receives revenue for connecting Advertising Partners to user traffic (i.e., available advertising space), including on its owned and operated websites, (ii) identify key Advertising Partners and (iii) clarify that revenue is recorded based on the amount received by the Company from the Advertising Partners, the Company’s customers for the described transactions. The Company is subject to risk of loss because these transactions relate to the monetization of user traffic (i.e., available advertising space) acquired by the Company, including on the Company’s owned and operated websites. Accordingly, if S1 Holdco is unable to generate clicks or page views then the cost-per-click or cost-per-thousand impression revenue received from the Advertising Partners may not be in an amount in excess of the costs incurred to acquire the traffic, including to its owned and operated websites.

36. Comment: We note your revenue recognition policy identifies two separate revenue streams; Advertising and Other Revenue and SS Protect Revenue. Please provide a disaggregation of revenue for these two separate revenue streams as well as for revenue recognized over time and at a point in time. Refer to ASC 606-10-55-91.

Response: Trebia respectfully acknowledges the Staff’s comment and notes that as described in Note 1 to the S1 Holdco financial statements, S1 Holdco sold its majority interest in SS Protect in November 2020 and accounted for this disposition as a discontinued operation. SS Protect Revenue is presented in Income (loss) from discontinued operations, net of taxes, and is not included in revenue for any of the periods presented in either the annual consolidated statement of operations or the interim condensed consolidated statement of operations. Based on the foregoing, the Company respectfully believes that ASC 606-10-55-91 does not require the disaggregation of these revenue streams. Further, the Company’s continuing operations consist primarily of revenue recognized at a point in time.

37. Comment: Please ensure your disclosures are consistent with the application and terms of ASC 606. For example, you reference whether your revenue share fees are fixed or determinable which is a reference to ASC 605. In addition, please provide your principal vs agent analysis for your revenue-sharing arrangements with the Company’s Marketing Partners. We refer you to ASC 606-10-55-36 through 55-40.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-61 and F-89 of the Registration Statement to remove the reference to whether S1 Holdco’s revenue share fees are fixed and determinable.

For purposes of clarity, we have renamed what we previously referred to as “Marketing Partners” to “Network Partners” throughout the document.

Securities and Exchange Commission November 3, 2021 Page 15

Under S1 Holdco’s revenue-sharing agreements with its Network Partners, S1 Holdco relies on such Network Partners to acquire the traffic that S1 Holdco helps direct to an ad provided by an Advertising Partner.

The Network Partner maintains the website where the ad is displayed and is responsible for acquiring the traffic to that website. S1 Holdco facilitates the display of the ad on the Network Partner’s website using its RAMP technology for a share of revenue generated. The access to the advertising space on the Network Partner’s website is the specified good or service transferred to the Advertising Partner for purposes of applying the principal vs. agent guidance.

S1 Holdco has concluded that it does not control the advertising space before it is transferred to the Advertising Partner because it does not have the ability to direct the use of, or obtain substantially all of the remaining benefits from, the advertising space provided by the Network Partner. Using ASC 606-10-55-37A, S1 Holdco assessed whether it has the right to direct the services performed by the other parties to the arrangement on S1 Holdco’s behalf. S1 Holdco does not control the Network Partner’s website, the placement or type of advertising space or any of the traffic being directed to the website. S1 Holdco’s sole responsibility is to facilitate placement of advertisements from Advertising Partners on behalf of the Network Partner for display on the Network Partner’s website. Based on these factors, the Company respectfully believes that S1 Holdco does not control the underlying services, and that ultimate fulfillment responsibility of the advertising space rests instead with the Network Partner.

Trebia respectfully advises the Staff that S1 Holdco has considered the application of the three indicators of control set forth in ASC 606-10-55-39 in connection with the revenue-sharing arrangements. Trebia respectfully advises the Staff that in these arrangements, S1 Holdco is not primarily responsible for fulfilling the promise to provide the advertising space because it neither controls the advertising space on the Network Partner’s website nor acquires the user traffic. Trebia further notes for the Staff that S1 Holdco cannot change or alter (i) the websites owned and operated by the Network Partner (the Network Partner controls this aspect of the service) or (ii) the ads provided by the Advertising Partner (the Advertising Partner works with the advertiser to control this aspect of the service). Since S1 Holdco has no control over these key components of the process, Trebia respectfully advises the Staff that S1 Holdco has determined it is not responsible for the fulfillment of the performance obligation.

In regard to inventory risk, although there are no tangible products related to this commercial arrangement, the Company respectfully notes that S1 Holdco does not take the risk of loss related to the advertising space because (i) if ads are not actually displayed to and viewed by the acquired user and therefore no revenue is actually generated from the session related to such user, S1 Holdco does not have to pay the Network Partner, and (ii) if the sale of the advertising space fails to generate user qualifying views of the displayed ad, S1 Holdco would incur little or no loss because it did not incur any costs to develop the website and the related advertising space.

S1 Holdco also does not have pricing discretion related to the price paid for the advertising space which is determined by the Advertising Partner. S1 Holdco receives a fixed percentage of the fee(s) received by the Network Partner, which indicates that it is an agent receiving payment in the form of a commission.

Securities and Exchange Commission November 3, 2021 Page 16

The Company respectfully believes that S1 Holdco’s analysis of the indicators supports the conclusion that S1 Holdco is an agent providing its RAMP technology to Network Partners to facilitate the sale of advertising space to Advertising Partners, and accordingly, S1 Holdco presents revenue from its revenue-sharing arrangements with Network Partners on a net basis.

Cost of Revenues, page F-90

38. Comment: Expand your disclosure to explain the nature of your traffic acquisition costs and what these costs include. As part of this, clarify if revenue-sharing arrangements, as identified in your revenue recognition policy, is your only compensation model. Clarify if you pay any up-front payments, incentive payments, or bonuses and how these payments are recognized and amortized.

Response: Trebia respectfully acknowledges the Staff’s comment and has expanded its disclosure on pages F-62 and F-90 of the Registration Statement to explain the nature of S1 Holdco’s traffic acquisition costs to clarify that such costs (i) are expensed as incurred and (ii) do not include any up-front payments, incentive payments, or bonuses.

The Company respectfully advises the Staff that, in addition to revenue-sharing arrangements, S1 Holdco earns revenue by directly acquiring traffic to its owned and operated websites and utilizing its RAMP platform to connect its Advertising Partners to this user traffic. With respect to these other arrangements, S1 Holdco does not share any portion of the fee received from Advertising Partners with other parties because the payment relates to advertising space on S1 Holdco’s owned and operated websites.

Note 10. Share-Based Compensation, page F-100

39. Comment: Please provide us with a breakdown of all equity awards granted from January 1st and leading up to your filing, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Compare the most recent valuations for options granted to the fair value of the shares of commons stock as determined by the exchange ratio in the merger agreement.

Response: Trebia respectfully acknowledges the Staff’s comment and supplementally advises the Staff that no equity awards or options were granted since January 1, 2021 at either S1 Holdco or Protected. Since January 1, 2021, S1 Holdco has granted 1.1 million Value Creation Units, or VCUs, at a threshold price of $10 compared to the 409A valuation at December 31, 2020 of $9.78. Note 10 of the S1 Holdco financial statements provides disclosure on what the fair value, using Black Scholes methodology, would be of the VCUs and this value is discussed in the Executive Compensation section. Any payments made with respect to VCUs will be taxed as ordinary income (with withholdings by the Company). VCUs vest only upon the occurrence of a Qualified Liquidation Event (QLE) which is not deemed probably and as such, no stock-based compensation expense has been recorded as of December 31, 2020 or June 30, 2021. OpenMail LLC also granted 247,500 Class F Units to its partners since January 1, 2021, with a threshold price of $9.23, which is unchanged from prior Class F Unit grants. OpenMail Class F Units are created via a bifurcation of value from existing Class A-2 units, where the existing Class A-2 holders participate in value up to the threshold price, and the Class F Unit holders only participate in value above the threshold price. As discussed in Note 2 of the S1 Holdco financial statements, the Class F units are accounted for as a profit sharing arrangement under ASC 710-10, Compensation. Consequently the Company has concluded these grants do not qualify as the issuance of additional equity and do not result in dilution to any stockholders.

Securities and Exchange Commission November 3, 2021 Page 17

Protected.Net Group Limited

Notes to the Consolidated Financial Statements

Note 10. Revenue with Customers, page F-125

40. Comment: Disclose the amount of revenue generated in the United Kingdom as well as any country that represents greater than 10% of revenue. In addition, disclose the amount of long-lived assets that are attributed to the United Kingdom as well as those countries that represent greater than 10%. Refer to ASC 280-10-50-41.

Response: Trebia respectfully acknowledges the Staff’s comment and has revised the disclosure beginning on pages F-130 and F-153 of the Registration Statement.

[Remainder of Page Intentionally Left Blank]

767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8268 or by e-mail at eoghan.keenan@weil.com.

Sincerely yours,

/s/ Eoghan P. Keenan

cc:	Securities and Exchange Commission

Ryan Rohn, Senior Staff Accountant

Stephen Krikorian, Accounting Branch Chief

Austin Pattan, Law Clerk

Trebia Acquisition Corp.

Tanmay Kumar, Chief Financial Officer

Paul Danola, President

Weil, Gotshal & Manges LLP

Michael J. Aiello

Latham & Watkins LLP

Steven Stokdyk